                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                           _________________________

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]. For the fiscal year ended December 31, 1993

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                 to
                               ----------------   ---------------

Commission file number  1-3506

         A.  Full title of the plan and the address of the plan, if different
from that of the issuer named below:   Georgia-Pacific Corporation Savings and
Capital Growth Plan.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N. E., Atlanta, Georgia 30303.

                          GEORGIA-PACIFIC CORPORATION
                        SAVINGS AND CAPITAL GROWTH PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                              FOR THE YEARS ENDED
                           DECEMBER 31, 1993 AND 1992














              GEORGIA-PACIFIC CORPORATION
              133 PEACHTREE STREET, N.E.
              ATLANTA, GA  30303

                          GEORGIA-PACIFIC CORPORATION
                        SAVINGS AND CAPITAL GROWTH PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1993 AND 1992

                               TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

   Savings and Capital Growth Fund Statements of Net Assets Available for
      Benefits--December 31, 1993 and 1992

   Savings and Capital Growth Fund Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1993

   Retirement Fund Statements of Net Assets Available for Benefits--December
      31, 1993 and 1992

   Retirement Fund Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1993

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

   Schedule I:     Savings and Capital Growth Plan
                   Item 27(a)--Schedule of Assets Held for Investment Purposes--December 31, 1993

   Schedule II:    Savings and Capital Growth Plan
                   Item 27(d)--Schedule of Reportable Transactions for the Year Ended December 31, 1993

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants of the
Georgia-Pacific Corporation Savings
and Capital Growth Plan:


We have audited the accompanying statements of net assets available for benefits with fund information of the GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN--SAVINGS AND CAPITAL GROWTH FUND AND RETIREMENT FUND (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits with fund information for the year ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation Savings and Capital Growth Plan--Savings and Capital Growth Fund and Retirement Fund as of December 31, 1993 and 1992 and the changes in net assets available for benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ ARTHUR ANDERSEN & CO.



May 27, 1994
Atlanta, Georgia

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                        SAVINGS AND CAPITAL GROWTH FUND
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1993 AND 1992

                                                                           1993                    1992
                                                                           ----                    ----
Assets:
Investments:

Interest Income Fund:

  Savings Component                                                      $298,849,115             $288,686,286

  Capital Growth Component                                                129,904,978              111,204,508
                                                                          -----------              -----------
  Total Interest Income Fund                                              428,754,093              399,890,794

Georgia-Pacific Stock Fund                                                104,583,155              107,958,900

Common Stock Fund                                                          84,579,767               74,034,468

Balanced Fund                                                              20,101,393                8,639,827

Unallocated contributions                                                   6,237,774                6,391,590

Participants' loans receivable                                             18,184,776               16,712,311
                                                                          -----------              -----------
  Total investments                                                       662,440,958              613,627,890

Accrued income                                                                829,070                  592,377

Other receivables                                                             362,371                  485,952

Due from brokers                                                                7,133                  738,774
                                                                          -----------              -----------
TOTAL ASSETS                                                              663,639,532              615,444,993
                                                                          -----------              -----------
Liabilities:

Due to brokers                                                              1,972,902                  229,187

Other payables                                                                298,355                  124,009
                                                                          -----------              -----------
TOTAL LIABILITIES                                                           2,271,257                  353,196
                                                                          -----------              -----------

NET ASSETS AVAILABLE FOR BENEFITS                                        $661,368,275             $615,091,797
                                                                          ===========              ===========

   The accompanying notes are an integral part of these financial statements.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                        SAVINGS AND CAPITAL GROWTH FUND
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                         Interest Income        Interest Income        Georgia-
                                           Fund Savings              Fund              Pacific          Common          Balanced
                                            Component           Capital Growth        Stock Fund      Stock Fund          Fund
                                            ---------           --------------        ----------      ----------          ----
 Net investment income:

 Cash dividends, Georgia-Pacific
  common stock                            $       -              $       -        $   2,782,671      $    -          $     -

 Interest and dividends                      20,526,752              8,724,443           44,855       2,254,083          627,957

 Net appreciation in market value
  of investments                              1,430,751                192,872       11,492,564       5,398,340          596,311
                                           ------------          -------------     ------------     -----------      -----------

 Net investment income                       21,957,503              8,917,315       14,320,090       7,652,423        1,224,268

 Contributions:

  Participants                               18,380,557                  -            7,989,259       7,193,931        1,968,512

  Corporation                                 9,320,509             18,044,901        4,011,143       3,506,146          763,456
                                           ------------            -----------      -----------    ------------       ----------

    Total contributions                      27,701,066             18,044,901       12,000,402      10,700,077        2,731,968

 Interfund transfers                          5,512,411              1,620,192      (13,092,730)      4,169,146        8,643,295

 Interest income on loans                         -                      -                -               -                -

 Amounts distributed to
  participants                              (19,473,822)            (5,243,028)      (3,387,976)     (3,179,531)        (256,896)

 New loans issued                            (4,691,822)              (919,140)      (1,925,601)     (1,162,589)        (194,104)

 Loan principal payments                      3,000,854                444,347        1,357,043         996,442          163,456

 Transfer due to sale of operations         (24,264,369)            (4,164,117)     (14,772,306)     (8,630,669)        (956,120)
                                            -----------            -----------      -----------      ----------      -----------
 Change in net assets available
  for benefits                                9,741,821             18,700,470       (5,501,078)     10,545,299       11,355,867

 Net assets available for benefits,
  beginning of year                         289,741,204            111,204,508      108,216,733      74,034,468        8,790,983
                                            -----------            -----------      -----------      ----------      -----------

 Net assets available for benefits,
  end of year                              $299,483,025           $129,904,978     $102,715,655     $84,579,767      $20,146,850
                                            ===========            ===========      ===========      ==========       ==========


 Unit value at end of year                    $10.1704               $10.1704          $10.3553        $43.8300         $10.8922
                                               =======                =======           =======         =======          =======

 Number of units outstanding                 29,445,833             12,772,848        9,919,138       1,929,723        1,849,659
                                             ==========             ==========        =========       =========        =========
                                                                   Participants'
                                           Unallocated                Loans
                                           Contributions            Receivable         Total
                                           ------------             ----------         -----
 Net investment income:

 Cash dividends, Georgia-Pacific
  common stock                             $      -               $      -         $  2,782,671


 Interest and dividends                          68,610                  -           32,246,700

 Net appreciation in market value
  of investments                                  -                      -           19,110,838
                                            -----------            -----------      -----------

 Net investment income                           68,610                  -           54,140,209

 Contributions:

  Participants                                3,066,786                  -           38,599,045

  Corporation                                 3,217,828                  -           38,863,983
                                            -----------            -----------      -----------

    Total contributions                       6,284,614                  -           77,463,028

 Interfund transfers                         (6,391,590)              (460,724)           -

 Interest income on loans                         -                  1,259,501        1,259,501

 Amounts distributed to
  participants                                    -                   (672,055)     (32,213,308)

 New loans issued                                 -                  8,893,256            -

 Loan principal payments                          -                 (5,962,142)           -

 Transfer due to sale of operations               -                 (1,585,371)     (54,372,952)
                                            -----------            -----------      -----------
 Change in net assets available
  for benefits                                  (38,366)             1,472,465       46,276,478

 Net assets available for benefits,
  beginning of year                           6,391,590             16,712,311      615,091,797
                                            -----------            -----------      -----------

 Net assets available for benefits,
  end of year                              $  6,353,224           $ 18,184,776     $661,368,275
                                            ===========            ===========      ===========


 Unit value at end of year

 Number of units outstanding



           The accompanying notes an integral part of this statement.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                                RETIREMENT FUND
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1993 AND 1992



                                                                         1993              1992
                                                                         ----              ----
 Assets:

 Investments:
   Westcore Money Market Fund                                      $    -                    $4,471

   Fixed income investments                                             -                        17
   Common stocks:
     Georgia-Pacific Corporation,
      29 shares at December 31, 1992                                    -                     1,809

     Other                                                              -                        66
                                                                    --------                 ------

       Total investments                                                -                     6,363

 Cash                                                                   -                     1,477

 Accrued investment income                                              -                         5
                                                                    --------                 ------
 TOTAL ASSETS                                                           -                     7,845

 Liabilities:
 Accounts payable                                                       -                     1,477
                                                                    --------                  -----


 NET ASSETS AVAILABLE FOR BENEFITS                                 $    -                    $6,368
                                                                    ========                  =====

  The accompanying notes are an integral part of these financial statements.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                                RETIREMENT FUND
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1993



                                           Georgia-Pacific     Fixed Income        Equity         Money Market
                                           Stock Sub-Fund       Sub-Fund          Sub-Fund         Sub-Fund       Total
                                            --------------      --------          --------         --------       -----
Net investment income:
  Interest income                             $    -           $    -             $      1        $  -        $       1

  Net depreciation in market value
   of investments                                   (56)            -                 -              -              (56)
                                                -------         --------          --------         ------       -------
   Net investment income                            (56)            -                    1           -              (55)

Amounts distributed to
  retired participants                           (1,908)          (1,179)           (2,274)          (952)       (6,313)
                                                 ------           ------            ------           ----        ------

  Change in net assets available
   for benefits                                  (1,964)          (1,179)           (2,273)          (952)       (6,368)

Net assets available for
  benefits, beginning of year                     1,964            1,179             2,273            952         6,368
                                                 ------           ------            ------           ----        ------

Net assets available for benefits,
  end of year                                  $    -            $   -             $   -          $   -        $    -
                                               ========          =======           =======        =======      ========

   The accompanying notes are an integral part of this financial statement.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1993 AND 1992

NOTE 1. ORGANIZATION AND PLAN DESCRIPTION

The accompanying financial statements present the statements of net assets available for benefits and changes in net assets available for benefits of the Georgia-Pacific Corporation Savings and Capital Growth Plan (the "Savings Plan"). Separate financial statements are presented herein for the Savings and Capital Growth Fund and the Retirement Fund, the two funds which comprise the Savings Plan.

The Savings and Capital Growth Fund includes a savings component and a capital growth component. The savings component permits any eligible salaried employee to contribute up to 10% of compensation on a before-tax basis not to exceed regulated maximums. The savings component's maximum matching contribution is 3.75% of compensation consisting of $.75 for every $1.00 of before-tax contributions for the first 3% of compensation and $.50 for every $1.00 of before-tax contributions for the next 3% of compensation. The capital growth component provides for contributions by Georgia-Pacific Corporation (the "Corporation") to eligible salaried employees' accounts equal to 3% of the employee's monthly eligible earnings, provided such contributions do not exceed $250 per month.

Participants of the Savings and Capital Growth Fund are 100% vested in their employee contributions and capital growth contributions. Employees are vested in the Corporation's matching contributions at the rate of 20% for each year of service. The matching contributions also become 100% vested when an employee reaches age 60, dies, or becomes disabled. In accordance with plan provisions, forfeitures are used to reduce employer matching contributions.

Effective February 1, 1993, the assets of the Retirement Fund were liquidated. Since January

1, 1985, contributions could no longer be made to the Retirement Fund. Retired employees with balances in this fund received their distributable interests in monthly installments rather than as lump-sum distributions.

Savings Plan assets are held in trust funds and invested on the participant's behalf, with all investment earnings for each fund credited to the accounts of the participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian for the Savings and Capital Growth Fund. First Interstate Bank of Oregon served as custodian for the Retirement Fund.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform with the current year presentation.

The Trustee performs daily valuations of the Plan's investments and makes daily distributions to retired or terminated participants.

Investments are presented at market value, except for investments in guaranteed investment contracts, which are presented at cost plus accrued income. Market values of stocks and bonds are determined principally from quotations as reported on various securities exchanges.

The net appreciation in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

NOTE 3. INCOME TAX STATUS

The Corporation has received a favorable letter of determination from the Internal Revenue Service (the "IRS") as to the qualified status of the Savings Plan as amended through 1985. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements. Under the applicable provisions of the Internal Revenue Code, a participant will not be subject to federal income tax on either employer contributions or earnings of the Savings Plan until such time as distributions are made to the participant.

Effective with the enactment of the Tax Reform Act of 1986, the IRS restricted determination letter applications. During 1993, application processing was opened up to all defined contribution plans. Accordingly, the Corporation intends to request a new determination letter from the IRS with respect to the Savings Plan as amended through the date of the application. In management's opinion, the Savings Plan is currently designed and being operated in accordance with applicable provisions of the Internal Revenue Code.

NOTE 4. SAVINGS AND CAPITAL GROWTH FUND LOANS RECEIVABLE

The Savings Plan allows participants currently employed by the Corporation to obtain loans equal to the lesser of $50,000 or 50% of their total vested account balances. Loans bear interest at Bankers Trust Company's prime interest rate plus 1%. Loan repayments are made through payroll deductions and normally must be repaid within a five-year term. Loans become due and payable in full once a participant terminates employment. Loans totaling $8,893,256 and $9,395,726 were made in 1993 and 1992, respectively.

NOTE 5. SAVINGS AND CAPITAL GROWTH FUND INVESTMENTS

During 1992 and 1993, assets held under the savings component of the Savings and Capital Growth Fund were invested by the Trustee, as directed by the participants, in one or more of four investment funds: the Interest Income Fund, the Common Stock Fund, the Balanced Fund, and the Georgia-Pacific Stock Fund. The savings component permits participants to divide their account balances among these four funds in 10% increments. Participants are allowed to change the investment of their future contributions or their existing account balances on any business day, up to four times per calendar year for either election. Assets held under the capital growth component are invested exclusively in the Interest Income Fund.

The following is a description of these investment funds:

     Georgia-Pacific Stock Fund - invested principally in shares of Georgia-Pacific Corporation common stock.

     Interest Income Fund - invested principally in investment contracts issued by major insurance companies and the Vanguard Short-Term U.S. Treasury Portfolio. The investment contracts guarantee the payment of principal and a specific rate of interest. The Vanguard portfolio is principally invested in short-term government bills, notes and bonds and has an average maturity of two to three years.

     Common Stock Fund - invested in the Vanguard Index Trust 500 Portfolio. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index.

     Balanced Fund - invested approximately 50% in the Vanguard Bond Index Fund
     - Total Bond Market Portfolio and 50% in the Vanguard Index Trust 500 Portfolio. The Vanguard Bond Index Fund invests in U.S. government bonds, high quality corporate bonds and mortgage-backed securities. The objective of the Vanguard Bond Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index. The Vanguard Index Trust 500 Portfolio is described above under the Common Stock Fund.

Effective January 1, 1994, certain changes were made to investment options under the Savings and Capital Growth Fund (see Note 12).

NOTE 6. SAVINGS AND CAPITAL GROWTH FUND CONTRIBUTIONS

Contributions to the Savings and Capital Growth Fund include the Corporation's required capital growth contributions, voluntary employee savings contributions and rollovers, and matching contributions by the Corporation with respect to certain of the employee contributions (see Note 1).

Contributions are transferred to the Trustee on the last business day of each month and invested in short-term interest bearing securities until they can be credited to participants' accounts and invested in accordance with participants' investment elections. The December 1992 and 1993 contributions are recorded as unallocated contributions in the accompanying financial statements. Earnings on the short-term investments are allocated to participants' accounts twice each year.

NOTE 7.  WITHDRAWALS AND TERMINATION

Under the Savings and Capital Growth Fund, a participant may withdraw all or a portion of his account balance related to his after-tax contributions at any time but is limited to one withdrawal per year. For withdrawals of after-tax contributions made in 1987 or later, a portion of such withdrawals will be treated as investment income subject to income taxes in the year received. Contributions excluded from gross income for federal income tax purposes can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least twelve months.

In the event of a Participant's death, retirement, or disability, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock his entire account balance. Alternatively, Participants may elect an annuity option. If termination occurs for other reasons, only vested amounts are distributed to the Participant, and nonvested amounts are forfeited. Such forfeitures are used to reduce the Corporation's future contribution. If a former Participant returns to the employment of the Corporation within five years of the termination date, previously forfeited amounts are reinstated to the Participant's account.

NOTE 8.  PLAN TERMINATION

The Corporation has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Corporation terminates the Plan, each participant's account balance would be fully vested.

NOTE 9.  RETIREMENT FUND INVESTMENTS

Assets held under the Retirement Fund were invested, as directed by the participants, in one or more of four investment sub-funds: the Georgia-Pacific Stock Sub-Fund, the Fixed Income Sub-Fund, the Equity Sub-Fund and the Money Market Sub-Fund. Participants were permitted to divide their account balances among the four sub-funds in 25% increments and to change their investment elections quarterly. The following is a description of the investment sub-funds:

     Georgia-Pacific Stock Sub-Fund - invested principally in shares of Georgia-Pacific Corporation common stock.

     Fixed Income Sub-Fund - invested principally through a mutual fund portfolio of fixed income securities (corporate bonds and notes, government and government agency bonds and notes, mortgage-backed securities, etc.) selected and maintained by First Interstate Bank of Oregon.

     Equity Sub-Fund - invested principally through a mutual fund portfolio of common stocks, options, warrants, and convertible securities selected and maintained by First Interstate Bank of Oregon.

     Money Market Sub-Fund - invested principally through a mutual fund portfolio of money market instruments (commercial paper, bankers acceptance drafts, certificates of deposit, government and government agency securities, etc.) selected and maintained by First Interstate Bank of Oregon.

NOTE 10.  TRANSFER DUE TO SALE OF OPERATIONS

During 1993, assets with a market value of $54,372,952 were transferred from the Savings and Capital Growth Fund as a result of a sale of certain operations. Amounts transferred represented participants' account balances and loans receivable from participants of the operations sold.

NOTE 11.  LIQUIDATION OF RETIREMENT FUND

During February 1993, the remaining assets of the Retirement Fund were distributed to participants and the Fund was liquidated.

NOTE 12.  SUBSEQUENT EVENT

On January 1, 1994, the Savings Plan was amended to allow participants to elect to change the investment of their future contributions or existing balances in the savings component and the capital growth component up to a maximum of four times a year plus once a quarter. The Savings Plan was also amended to provide two additional investment funds - the Money Market Fund and the Bond Index
Fund.  The Money Market Fund is invested in the Vanguard Money Market Reserves
- - - - U.S. Treasury Portfolio. The portfolio is invested exclusively in U. S. Government obligations. The Bond Index Fund is invested in the Vanguard Bond Index Fund - Total Bond Market Portfolio. This portfolio is invested in government, corporate and mortgage - backed securities. The objective of the Bond Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index.

NOTE 13.  FORM 5500

Net assets available for benefits as presented on Form 5500 agree to the net assets available for benefits presented in the accompanying financial statements for the years ended December 31, 1992 and 1993.

                                                                      SCHEDULE I
                                                                          Page 1

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                        SAVINGS AND CAPITAL GROWTH FUND
         ITEM 27(A) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1993

                                                        Shares
                                                        or Face
                                                        Amount             Cost              Market
                                                        ------             ----              ------
GEORGIA-PACIFIC STOCK FUND
Georgia-Pacific Corporation common stock*               1,485,037       $73,969,112       $102,096,294

Vanguard Money Market Reserves U.S.
  Treasury Portfolio *                                  2,486,861         2,486,861          2,486,861
                                                                         ----------        -----------
                                                                         76,455,973        104,583,155
                                                                         ----------        -----------
INTEREST INCOME FUND
Guaranteed investment contracts:

Participation in Group Annuity Contract
   #13796-001 with Aetna Life Insurance Co.
   9.38% due July 1, 1996                              23,512,328        23,512,328         23,512,328

Participation in Group Annuity Contract
   #12108 with Metropolitan Life Insurance
   Co. 8.56% due July 1, 1995                          24,027,169        24,027,169         24,027,169

Participation in Group Annuity Contract
   #13796-0002 with Aetna Life Insurance
   Co. 8.69% due January 31, 1996                      18,027,421        18,027,421         18,027,421

Participation in Group Annuity Contract
   #GA-06002 with New York Life Insurance
   Co. 9.05% due April 1, 1996                         24,714,736        24,714,736         24,714,736

Participation in Group Annuity Contract
   #GA-06043 with New York Life Insurance
   Co. 8.62% due January 2, 1996                       24,071,577        24,071,577         24,071,577

Participation in Group Annuity Contract
   #13796-0003 with Aetna Life Insurance
   Co. 8.71% due January 2, 1997                       11,991,855        11,991,855         11,991,855

Participation in Group Annuity Contract
   #10335-5 with Metropolitan Life Insurance
   Co. 9.06% due January 2, 1994                       21,844,125        21,844,125         21,844,125

Participation in Group Annuity Contract
   #4810 with Allstate Life Insurance Co.
   8.98% due September 30, 1994                         6,629,618         6,629,618          6,629,618

         The accompanying note are an integral part of this schedule.

                                                                      SCHEDULE I

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                        SAVINGS AND CAPITAL GROWTH FUND
         ITEM 27(A) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1993

                                                                Shares
                                                               or Face
                                                                Amount            Cost            Market
                                                                ------            ----            ------
Guaranteed investment contracts:

Participation in Group Annuity Contract
   #87817-3 with Principal Mutual Life
   Insurance Co. 8.62% due March 31, 1995                       9,146,629    $  9,146,629     $  9,146,629

Participation in Group Annuity Contract
   #11314 with Metropolitan Life Insurance
   Co. 8.67% due January 1, 1995                               12,442,437      12,442,437       12,442,437

Participation in Group Annuity Contract
   #116167 with Metropolitan Life Insurance
   Co. 9.39% due September 30, 1995                            13,432,382      13,432,382       13,432,382

Participation in Group Annuity Contract
   #5724-213 with Prudential Insurance Co.
   9.16% due July 1, 1994                                      12,762,361      12,762,361       12,762,361

Participation in Group Annuity Contract
   #13796 with Aetna Life Insurance Co.
   9.34% due October 1, 1996                                   16,653,707      16,653,707       16,653,707

Participation in Group Annuity Contract
   #080 with Sun Life Insurance Co. of
   America 8.93% due March 31, 1994                             1,310,331       1,310,331        1,310,331

Participation in Group Annuity Contract
   #20634-2 with Northwestern National
   Life Insurance Co. 9.45% due
   March 31, 1994                                               4,920,763       4,920,763        4,920,763

Vanguard Short-Term U.S. Treasury Portfolio *                  19,581,862     203,691,739      203,259,732
Vanguard Money Market Reserves U.S. Treasury
 Portfolio *                                                        6,922           6,922            6,922
                                                                              -----------      -----------

TOTAL INTEREST INCOME FUND                                                    429,186,100      428,754,093
                                                                              -----------      -----------

         The accompanying notes are an integral part of this schedule.

                                                                      SCHEDULE I
                                                                          Page 3

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                        SAVINGS AND CAPITAL GROWTH FUND
         ITEM 27(A) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1993

                                                              Shares
                                                             or Face
                                                              Amount            Cost          Market
                                                              ------            ----          ------
COMMON STOCK FUND
 Vanguard Index Trust 500 Portfolio *                         1,929,723   $ 76,575,803    $ 84,579,767
                                                                           -----------     -----------
BALANCED FUND
 Vanguard Index Trust 500 Portfolio *                           228,793      9,516,238      10,027,998

 Vanguard Bond Index Fund *                                   1,001,332     10,098,942      10,073,395
                                                                           -----------     -----------

TOTAL BALANCED FUND                                                         19,615,180      20,101,393
                                                                           -----------     -----------
UNALLOCATED CONTRIBUTIONS
 Vanguard Money Market Reserves
  U.S. Treasury Portfolio *                                   6,237,774      6,237,774       6,237,774
                                                                           -----------     -----------
PARTICIPANTS' LOANS RECEIVABLE *
 (Interest rates range from 7% to 12.5%)                                    18,184,776      18,184,776
                                                                           -----------     -----------
TOTAL INVESTMENTS                                                         $626,255,606    $662,440,958
                                                                           ===========     ===========

* Represents a party-in-interest to the Plan.


         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II


          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                ITEM 27(D)--SCHEDULE OF REPORTABLE TRANSACTIONS*
                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                    Purchases                                   Sales
                            ----------------------       ------------------------------------------------------
                             Number       Amount         Number        Cost          Proceeds          Gain
                             ------       ------         ------        ----          --------          ----
GEORGIA-PACIFIC
 STOCK FUND
 Georgia-Pacific
  Corporation common
  stock                        89     $ 28,506,333        98        $33,040,961      $44,671,307    $11,630,346
 Vanguard Money
  Market Reserves U.S.
  Treasury Portfolio          113       29,648,073       121         27,161,213       27,161,213          -

INTEREST INCOME FUND
 Vanguard Short-Term
  U.S. Treasury
  Portfolio                   107      124,962,993       146         57,720,508       58,217,378        496,870

BALANCED FUND
 Vanguard Bond
  Index Fund                  167        7,558,673        70          1,793,586        1,836,444         42,858

 Vanguard Index Trust
  500 Portfolio               150        7,161,717        83          1,779,011        1,883,781        104,770

COMMON STOCK FUND
 Vanguard Index Trust
  500 Portfolio               233       27,722,397       241         20,648,143       22,579,507      1,931,364

UNALLOCATED CONTRIBUTIONS
 Vanguard Money
  Market Reserves U.S.
  Treasury Portfolio           12       77,440,040        12         77,501,189       77,501,189           -


 * The above represents a series of transactions in securities of the same issue in excess of 5% of the plan assets at the beginning of the year.


         The accompanying notes are an integral part of this schedule.

                                  SIGNATURES

         The Plan.   Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


         GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                                      By:  GEORGIA-PACIFIC CORPORATION,
                                                as Plan Administrator



Date:  June 27, 1994.                 By:  /s/  John F. McGovern
                                           ----------------------------------
                                           John F. McGovern
                                           Senior Vice President - Finance
                                             and Chief Financial Officer of
                                             Georgia-Pacific Corporation

                               INDEX TO EXHIBITS


 Exhibit
 Number                                Description
 -------                               -----------
  23                        Consent of Arthur Andersen & Co. *





. . . . . . . . . . . . . . . . . . . . .

*  -  Filed by EDGAR